Exhibit 99.1

Code of Business Conduct

Contents

Our core values	1

Application of this Code	2

Who must follow this Code?	2

What is expected of me?	2

What else is expected of supervisors?	3

What happens if I violate this Code?	3

Paramountcy	3

What if I have questions?	3

Standards of business conduct	5

Health and safety	5

Your role in Fit for Duty compliance	5

Respecting each other: No discrimination or workplace harassment	6

Diversity and inclusion	7

Working at our highest potential	7

Avoiding conflicts of interest	8

Family members and friends	8

Pursuing outside activities	8

Accepting Board appointments	9

Ethical purchasing decisions	10

Business gifts and hospitality	10

Making investments	12

Insider trading and personal advantage	12

Protecting the environment	12

Safeguarding Hydro One’s assets	13

Proper use of assets	13

Critical cyber assets	13

Using email, the internet, social media and electronic communication devices	14

Records and document retention	15

Intellectual property	15

Hydro One | Code of Business Conduct

Financial integrity and fraud	16

Financial responsibility and business expenses	16

Fraudulent activity	17

Managing risk	18

Confidential information	18

No disclosure of confidential information	18

Permitted disclosure of confidential information	19

Employee confidential information	19

Enterprise Artificial Intelligence (AI)	20

Relationships	21

Relationships with investors	21

Relationships with customers	21

Fair competition	22

Use of Intellectual property belonging to others	22

Political participation	22

Conduct business outside of Canada	22

Dealing with public officials	23

Investigations	24

Finality to the investigation process	25

Compliance and reporting	25

No reprisals	25

Anonymous reporting	26

Amendment and interpretation; waivers	27

Hydro One | Code of Business Conduct

Our core values

Safety Comes First – Stand for People – Empowered to Act – Optimism Charges Us – Win As One: these core values are the foundation of our business. These values are reflected in this Code of Business Conduct (this “Code”), which defines how each of us, as employees, officers and directors of Hydro One Limited and Hydro One Inc. and their respective subsidiaries (together, “Hydro One”), act.

For Hydro One to be successful, we must continually earn the trust and confidence of our customers, investors, stakeholders and each other. Each business action and decision provides us with this opportunity. Our core values guide our actions and decisions by reminding us each day of who we are and strive to be in all of our business activities.

We must strive to conduct business on behalf of, and to represent, Hydro One with unfailing honesty and integrity and to uphold each of our core values:

Safety comes first

We make the world a safer place

Stand for people

We believe in equity, diversity and inclusion as the source of our strength

Empowered to act

We recognize our power to improve people’s lives

Optimism charges us

We see potential in everything

Win as one

We work together to deliver results

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Application of this Code

Who must follow this Code?

All employees and officers of Hydro One, including the President and CEO, Chief Financial & Regulatory Officer, and directors of Hydro One are required to comply with this Code as representatives of Hydro One (collectively, “representatives”). In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents (together, “business partners”) to comply with this Code, to the greatest extent feasible, in their dealings with or on behalf of Hydro One.

The standards outlined in this Code extend beyond the workplace and may apply to conduct outside of work when such behaviour impacts Hydro One’s reputation, relationships, or legal obligations. Representatives are expected to uphold the principles of this Code at all times.

What is expected of me?

We are all expected to:

•	Comply with this Code: We must read, complete any required training on, understand and comply with this Code and all applicable laws, rules and regulations (“applicable laws”) relevant to our roles at Hydro One.

•	Report violations of this Code: If we have knowledge of an actual, potential or suspected violation of this Code or of applicable laws, we must report it truthfully and in good faith to our supervisor, HR representative or to the Ethics Office or otherwise in accordance with Hydro One’s Whistleblower Policy. For information on how to make an anonymous report of an actual, potential or suspected violation of this Code or of applicable laws, see the “Anonymous Reporting” section below.

•	Use good judgment: We must use our good judgment in deciding whether or not an action will be in compliance with this Code and be accountable for our actions.

•	Ask questions: If we have any doubt about how to proceed under this Code, we must ask questions. The section “What if I Have Questions?”, below, includes a list of helpful resources.

Employees and contractors are expected to familiarize themselves with this Code when they first start work and complete all required training thereafter, including the annual Code of Business Conduct training. Management Compensation Plan (“MCP”) employees must complete and sign annually, and update as necessary, a Code of Business Conduct Compliance Form, confirming their compliance with this Code and declaring all outside appointments, directorships or officer positions and any resulting conflicts of interest. This form is available through Hydro One’s learning management system.

Remember:

MCP employees are not only required to complete and sign a Code of Business Conduct Compliance Form annually, they are also required to resubmit a Form if any circumstances should change throughout the year.

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What else is expected of supervisors?

Supervisors share the same obligations as other representatives, but are also expected to:

•	Set an example: Supervisors must model appropriate conduct under this Code as it applies to them and to their own actions.

•	Report to the Ethics Office: Any actual, potential, suspected violations of the Code, as well as any conflict of interest declarations, must be reported to the Ethics Office.

•	Promote understanding and compliance: Supervisors must make sure that Hydro One representatives that they supervise understand and comply with this Code and all applicable laws. Supervisors must also review this Code and Hydro One’s Whistleblower Policy with those representatives at least annually.

•	Provide guidance: Supervisors should be a knowledgeable and reliable source of advice for questions relating to this Code and should create an environment where representatives feel comfortable raising questions or concerns without fear of reprisals.

What happens if I violate this Code?

If we violate this Code or any applicable laws relevant to our roles at Hydro One, we will be subject to disciplinary procedures, which may have consequences up to and including dismissal. Such violations may also result in criminal, regulatory and/or civil liability.

Paramountcy

The Code serves as an overarching policy that establishes the standard for ethical behavior and compliance throughout the organization. It embodies our commitment to integrity, accountability, and respect in all business practices. All company policies are designed to uphold its principles. Any breach of company policy constitutes a violation of the Code.

This Code references various other policies of Hydro One If the standard of conduct described in this Code conflicts with any other policy of Hydro One (referred to in this Code), representatives and business partners must comply with the higher of the two standards. However, if an applicable law imposes a higher standard than a Hydro One policy or this Code, representatives and business partners must comply with the applicable law.

What if I have questions?

Honesty and common sense are the best guidelines for assessing whether or not an action will be in compliance with this Code, and Hydro One relies on each of us to apply our own personal judgment in carrying out our duties.

However, this Code is not a complete guide to every legal or ethical issue that we may encounter, nor is it a summary of all applicable laws and Hydro One policies and procedures that may apply in a given situation. As a result, there will be times when we will have questions about how this Code applies to us, or about whether a particular action will be in compliance with this Code.

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If you have any questions relating to this Code, you should speak to your supervisor and consult the Hydro One intranet site - Questions and Answers - for a detailed list of frequently asked questions relating to this Code. The following questions can help us reflect and make good decisions:

Recognize the ethical issue	Consider all the facts and options	Think about the consequences of my decision

Am I acting in accordance with applicable laws, regulations and company policies/procedures?

Am I taking the company’s values into account in my assessment of the situation?

Can I state that I am exercising judgment objectively in the best interests of Hydro One?

Can I state that my emotions or preconceptions are not preventing me from viewing the situation clearly?

Have I fully assessed all the options, factoring in all the facts?

Have I initiated dialogue with the people involved?

Would a reasonably informed person feel that my behaviour is smart and fair in the circumstances?

Am I aware of the consequences of my decision, particularly on others?

Am I maintaining the trust of my colleagues, managers, and other stakeholders by making this decision?

If everyone acted this way, would it be acceptable?

Am I avoiding harming Hydro One’s interests and reputation?

If the answer to any of these questions is “No”, then you should not take the action. If your question remains unanswered after you have spoken to your supervisor, reviewed the intranet resources and considered the questions above, you should contact Hydro One’s Corporate Ethics Office for advice.

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Standards of business conduct

Health and safety

We are committed to delivering Hydro One’s products and services in a manner that minimizes the risk of harm to ourselves, our colleagues, and the public. We place health, safety, and wellness at the core of every decision and action, and lead by example in upholding these principles.

Working safely means that we must identify, report and, where appropriate, correct workplace hazards.

Fit for Duty means that an employee is able to perform physically, physiologically and psychologically in a safe, effective and predictable manner without limitations resulting from alcohol, cannabis, drugs (legal or illegal), prescription, and over-the-counter medications. Fit for duty may also be impacted by injury or illness, emotional or personal issues affecting mental health, extreme fatigue, and environmental factors.

It is imperative to understand and follow the Fit for Duty Policy and Procedure to maintain a safe and healthy workplace for everyone.

Your role in Fit for Duty compliance:

•	working safely by making sure our own safety and that of other Hydro One representatives and the general public are the prime consideration in every decision we make and every action we take;

•	report for work physically, physiologically, and psychologically fit for duty and remain fit for duty at all times when engaged in Hydro One business, when on Hydro One premises and worksites, when scheduled to be “on-call” (including stand by and service duty), when on a break during the workday, at all times when having care and control of a Hydro One vehicle, heavy machinery and/or equipment, and at any time an employee is wearing a uniform or identifiable Hydro One clothing;

•	inform your supervisor immediately if you are, or suspect you may be, unfit for duty due to alcohol, drugs (legal or illegal), medications, extreme fatigue, psychological distress, or any other reason – employees who have, or may have, a substance use or abuse disorder should self-report and seek assistance before violating the Fit for Duty Policy;

•	inform your supervisor when a coworker, contractor, business partner or other Hydro One representative is observed acting in a manner that indicates they may not be fit for duty;

•	cooperate with any/all Fit for Duty-related investigations and required programming; and

•	follow Hydro One’s Health and Safety Policy, Safety Rules, and any all other policies and procedures to ensure work is performed safely and effectively.

Ethics meter
• Do I actively look out for my own well-being and support the safety of others?
• Do I speak up when I see something wrong?
• Do I communicate my concerns to my manager promptly and responsibly?

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Respecting each other: No discrimination or workplace harassment

‘Caring in every connection’ is more than a statement, it’s our commitment to creating meaningful experiences that bring value to everyone we engage with. In every interaction, we strive to listen to understand, take the right action, and leave people feeling valued. By working together, we build trust and respect through genuine, authentic connections. This begins within our own teams. How we treat and support one another shapes how we show up for our customers, stakeholders, and partners.

We treat all Hydro One representatives, business partners and others we encounter in the course of our work for Hydro One with dignity and respect. We act in a manner that values the background, experience, perspective and talent of each individual and do not discriminate against or harass others. We strive to create an inclusive corporate culture at Hydro One and a workforce that reflects the diverse populations of the communities in which we operate.

In particular, we:

•	provide all Hydro One representatives with equitable access to opportunities, within the confines of legal and collective agreement requirements;

•	do not discriminate in hiring and employment practices;

•	do not engage in any workplace harassment;

“discrimination” is an action or decision that treats a person or a group of persons negatively and differently on the basis of race, ancestry, colour, place of origin, sex, ethnic origin, age, marital or family status, disability, sexual orientation, gender identity, gender expression, record of offences, creed, religion, citizenship, or on any other grounds that are prohibited by applicable law.

“workplace harassment” is engaging in any course of vexatious conduct or comment toward another representative or business partner of Hydro One or others we encounter in the course of our work for Hydro One that is known or ought reasonably to be known to be unwelcome, including making any comment or gesture to, contact with or otherwise acting in a manner towards that person that is unwelcome or which is likely to be regarded as offensive.

•	do not tolerate any violence or workplace harassment, or behaviours that may promote violence or workplace harassment, in any Hydro One workplace; and

•	comply with Hydro One’s Workplace Human Rights and Anti-Harassment Policy and Procedure.

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Diversity and inclusion

Hydro One believes and recognizes that having a diverse and inclusive workforce enhances Hydro One’s organizational strength and economic returns, creates sustainable economic advantage, and reflects the diversity of our stakeholders, including customers, employees, suppliers and shareholders, and the demographics of the communities in which we operate. We must all act in a manner that is consistent with Hydro One’s commitment to diversity and inclusion and seek to recognize the mutual benefits from working together with people from different backgrounds and experiences.

Ethics meter
• Am I aware of how my attitude and behaviour impact others?
• Do I try and strive to understand other people’s reality instead of judging them?

Working at our highest potential

We are all accountable for our work and for our results and are committed to giving our full effort in everything we do. We expect to be evaluated by standards such as quality, quantity, timeliness, and whether the work has been completed safely and within the limits of allocated resources. We follow instructions from our supervisor and ask questions when appropriate.

You are a Hydro One ambassador. Our actions in the workplace and outside of work matter as they can have a direct impact on Hydro One’s reputation and brand. We are expected to act professionally and as ambassadors of Hydro One by fulfilling our job duties and meeting our job responsibilities with integrity while showing respect toward customers, employees, suppliers, stakeholders and members of the public. Where a situation might pose a risk to Hydro One’s reputation and brand, our actions outside of work may constitute a violation of the Code.

We are expected to complete our duties with best efforts, skill and in a timely manner while applying good judgment.

Supervisors must follow leadership practices that promote employee commitment and encourage high performance, set clear expectations and provide appropriate support and timely feedback to the Hydro One representatives who report to them.

Ethics meter
• Do I stand behind the company’s decisions?
• Do I provide quality work to the best of my abilities while acting as an ambassador for the company?

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Avoiding conflicts of interest

We owe a duty to Hydro One to make decisions with honesty and integrity and not to deprive Hydro One of the time and attention required to properly perform our duties on behalf of Hydro One. We must declare all conflicts of interest (as defined below) to our supervisor or to the Ethics Office in a timely and forthcoming manner. Conflicts should be declared as soon as the potential for a conflict of interest is identified and must be declared before engaging in the proposed activity.

A “conflict of interest” is a situation where our own personal interests:

•	actually conflict with those of Hydro One;

•	have the potential to conflict with those of Hydro One, meaning a situation where our relationship to others or interest in or relationship to another business or organization could result in a conflict of interest in the future; or

•	could be perceived to conflict with those of Hydro One, meaning a situation where other people (either inside or outside of Hydro One) might think that our personal interests conflict, or could potentially conflict, with those of Hydro One, whether or not we think that any conflict does, or might, exist.

Family members and friends

We have a conflict of interest where any of our family or friends receive a personal benefit, or may receive a personal benefit, as a result of any business decisions we make on behalf of Hydro One.

We must not receive or give special consideration relating to employment, conditions of employment or any other business decision to or from family members and friends. All of Hydro One’s business and human resources decisions must be based on sound ethical business and management practices and not influenced by personal concerns.

Ethics meter
• Could I or a related person benefit from this situation or be perceived as benefitting from it?

• Would a reasonably well-informed person believe that my decision/action was influenced by my personal interests or the interests of a related person?

Pursuing outside activities

We are encouraged to contribute to our communities and to our professional organizations and we may engage in activities or do work outside of Hydro One (including for ourselves) provided that the activity or work does not create a conflict of interest. Examples of activities or work outside of Hydro One that will create a conflict of interest include:

•	work for an organization that is or is reasonably expected to become a supplier to or a commercial or industrial customer or competitor of Hydro One;

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•	activities that affect our work performance at Hydro One, including those that take too much of our time;

•	work for any organization done on Hydro One’s time or using Hydro One equipment, supplies, personnel or intellectual property;

•	promoting any non-Hydro One product or service or, except with prior approval, soliciting donations to any charitable or non-profit organization, on Hydro One’s time or to Hydro One representatives or business partners;

•	work that may affect our work performance, well-being, and could impact the business operations at Hydro One, including but not limited to working for another utility company (even during vacation or personal time).

REMEMBER: If you have any doubt about whether the external activity or work creates a conflict of interest, you must speak to your supervisor or to the Ethics Office before engaging in the activity or work.

Accepting Board appointments

We obtain the prior approval of the Ethics Office before agreeing to serve as a director on the board of another for-profit business or organization if our service on that board could create a conflict of interest, including in any case where the business or organization is or is reasonably expected to become a supplier to or a commercial or industrial customer or competitor of Hydro One.

Prior approval of the Ethics Office is not required to serve as a director of:

•	a Hydro One board at Hydro One’s request; or

•	a charitable or community organization, but only so long as our service on that board does not reflect negatively on Hydro One and does not take too much of our time or otherwise conflict with our work at Hydro One.

If we serve as a director on any board (other than a Hydro One board), we must not vote on any matter that concerns Hydro One or which we think might otherwise create a conflict of interest for us or for Hydro One. Similarly, if we act as a spokesperson for any business or organization, we make it clear that we are speaking for that business or organization or for ourselves and not as a spokesperson or representative of Hydro One.

The External Directorship Policy applies to employees who are at the Vice President level or above (excluding the Chief Executive Officer) and sets out to the process for obtaining prior approval of the CEO prior to agreeing to stand for election or appointment to an external directorship. This Policy is in addition to any obligations employees may have with respect to external directions under this Code.

If in doubt at any time about whether service on any board creates a conflict of interest, speak to your supervisor or to the Ethics Office.

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Ethical purchasing decisions

We make all purchasing decisions honestly and with integrity, using such criteria as competitive pricing, quality, quantity, delivery, and service. We comply and ensure our business partners comply with Hydro One’s Supplier Code of Conduct, including with respect to Hydro One’s zero tolerance of modern slavery in its labour force or supply chains.

We avoid making purchasing decisions that create a conflict of interest for us or for Hydro One, including where there could be an allegation of favouritism, prejudice, preferential treatment or personal gain. Purchases required for legitimate Hydro One business must be in compliance with Hydro One’s Expense Management and Corporate Charge Card Procedure, and any other relevant and applicable policies and procedures.

We inform each of our business partners about this Code and about our expectation that they comply with it, to the greatest extent feasible, in their dealings with or on behalf of Hydro One. We will communicate any non-compliance by any of our business partners to Hydro One’s Ethics Office, who will recommend what actions should be taken, up to and including termination of the business relationship.

Ethics meter
• Do I maintain a healthy distance, enabling me to remain independent and neutral with respect to suppliers?

Business gifts and hospitality

We do not (directly or indirectly) offer, give, request or accept any:

•	bribe or kickback or other transaction which could compromise the integrity or harm the reputation of Hydro One or its representatives;

•	gift, hospitality, or similar type of benefit that does not serve a legitimate business purpose;

•	gift, hospitality, or similar type of benefit that is intended to or could compromise or appear to compromise your ability to make business decisions in the best interests of Hydro One;

•	gift, hospitality, or similar type of benefit that contravenes any applicable law; or

•	gift, hospitality, or similar type of benefit that creates a conflict of interest for us or for Hydro One.

A “bribe” may take many forms, including cash, gift cards, gifts, entertainment, meals, travel, below market loans, preferential hiring, favours, political donations and charitable contributions. Please consult Hydro One’s Anti-Bribery and Anti-Corruption Policy for further guidance.

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For this section, gifts include physical items, services, cash, gift certificates, discounts, or loans. Hospitality includes meals, beverages, entertainment, accommodations and travel. Any gift, hospitality, donation or contribution or similar type of benefit that is offered, given or accepted must be of a nature and amount that avoids embarrassment, does not constitute a real personal enrichment of the recipient, and would not reflect unfavourably on Hydro One or the person receiving the gift, entertainment or benefit if it became publicly known. Generally speaking, acceptable gifts, hospitality, or similar type of benefit will have a nominal value. If you are uncertain whether a gift, hospitality or benefit being offered, given or accepted complies with this Code, you should consult your supervisor or the Ethics Office prior to accepting the gift, hospitality or similar type of benefit.

Any gifts, hospitality or similar type of benefit we are offered or receive that do not comply with these restrictions must be declined or returned graciously and with thanks and a clarification of Hydro One’s policy set out in this Code. If returning the gift is not possible, it should be donated to charity upon approval of the General Counsel (or their designate). These requirements do not change during traditional gift-giving seasons.

Before you offer or accept anything, ask yourself:

•	Is the value of the item nominal (e.g., a calendar or water bottle)?

•	Is accepting this item in the best interests of Hydro One?

•	Are the value and reason for the gift/hospitality appropriate considering the situation, people involved, and your role or function within Hydro One?

•	Could accepting the gift/hospitality compromise or appear to compromise your ability to make a decision in Hydro One’s best interests?

•	Could giving a gift/hospitality influence or appear to influence any act or decision of the person receiving the gift/hospitality or secure any other improper advantage?

•	How would this situation be perceived by others?

•	Would you be uncomfortable discussing the gift/hospitality with your manager, peers or family?

•	Is your behaviour compatible with ethical and acceptable business practices?

When soliciting donations or event participation from suppliers, compliance with the Supplier Code of Conduct and the Code of Business Conduct are mandatory. These policies protect Hydro One from reputational risk, conflicts of interest and ensure compliance with Canadian procurement law, among other legal obligations. There must be no undue pressure imposed on any supplier to contribute and/or participate.

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Making investments

In general, investments made by us or by our immediate family members in publicly-traded or privately-held businesses or organizations will not create a conflict of interest, but we must be aware that these investments may create a conflict of interest in some circumstances.

Where an investment creates a conflict of interest, we must obtain the approval of our supervisor and the Ethics Office before making the investment. Investments that will create a conflict of interest include investments in businesses or organizations that compete with Hydro One or which have a business relationship with Hydro One as a supplier or as a commercial or industrial customer. However, this prohibition does not apply if the investment represents less than five percent of the issued and outstanding equity securities of the business or organization (including equity securities held by us and by our immediate family).

We must also promptly notify our supervisor and the Ethics Office if we know a family member or a friend has an investment that represents more than five percent of the issued and outstanding equity securities of a business or organization that competes with Hydro One or which has a business relationship with Hydro One as a supplier or as a commercial or industrial customer, even where we do not hold an investment in that business or organization ourselves.

Insider trading and personal advantage

We only buy or sell securities of Hydro One in accordance with Hydro One’s Insider Trading Policy. This means that we do not buy or sell securities of Hydro One while we know about “Material Information” relating to Hydro One that has not been generally disclosed to the public in accordance with Hydro One’s Corporate Disclosure Policy (“insider trading”). We also keep all undisclosed Material Information confidential, and we do not pass any of it on to others, including to a spouse, friends or family members (“tipping”). We must also not recommend the purchase or sale of securities of Hydro One while in possession of undisclosed Material Information (“recommending”).

In addition to being a violation of this Code, both insider trading, tipping and recommending are illegal.

“Material Information” has the same meaning as in Hydro One’s Insider Trading Policy and Corporate Disclosure Policy, and may include Confidential Information, including information about Hydro One’s plans, financial conditions or operations.

We do not use any Confidential Information for private speculation or personal advantage or benefit, including for purposes of trading in securities of any of Hydro One’s customers or suppliers with the benefit of any Confidential Information relating to that customer or supplier.

Protecting the environment

We strive to comply with all environmental laws, rules and regulations, and Hydro One will also move beyond compliance where it makes business sense to do so. We design, build and operate our facilities to make efficient use of resources, prevent pollution and reduce environmental effects to the extent that is reasonably achievable. We set environmental objectives and targets, monitor our performance relative to expectations and implement programs to achieve continual improvement.

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Safeguarding Hydro One’s assets

Proper use of assets

We use Hydro One’s assets properly, safely, efficiently and only for Hydro One business. Use of Hydro One assets for charitable or other non-business reasons must be pre-approved by the supervisor accountable for that asset. Misuse of Hydro One assets to offend, harass or harm others, or to encourage others to do so, is unacceptable.

We take good care of Hydro One assets. We protect them from all external and internal threats and, when they are no longer useful, we dispose of them in a proper manner. Theft or fraud will not be tolerated.

Notwithstanding any practice(s) and/or provision to the contrary in any other Hydro One policy, procedure, or other corporate requirement, use by an employee of a Hydro One asset or device for non-Hydro One purposes, including personal use, shall be at the employee’s sole risk and expense. Hydro One shall not assume or be deemed to assume liability for such employee use.

Critical cyber assets

We must be vigilant in protecting Hydro One’s Critical Cyber Assets from attack and follow Hydro One’s Power System Cyber Security Policy.

“Critical Cyber Assets” are all computer equipment and software essential to the reliable operation of Hydro One’s facilities which if hacked or destroyed, would affect the reliability of the interconnected transmission system across North America. It also includes all devices and equipment used to access such computer equipment and software.

Further, we do not disguise our own identity or use the identity of another representative or business partner, when accessing any Hydro One workplace, device, system or other property.

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Using email, the internet, social media and electronic communication devices

Access to electronic communication devices such as phones, tablets, computers, email and the internet is made available to promote effective work-related research, improve our development and enhance communication within Hydro One. These resources should generally be used for business purposes only.

Information transmitted through Hydro One’s equipment or systems implies affiliation with Hydro One and must reflect positively upon Hydro One. When using Hydro One email or the internet at a Hydro One workplace or on or through a Hydro One device or system, we do not send, receive, display, print, or otherwise engage in any communications that are in violation of applicable laws or this Code, or any other Hydro One policy, including, but not limited to:

•	downloading programs not already supported by Hydro One;

•	accessing sites that are unlawful, that carry socially or politically offensive material, that infringe or that may infringe the intellectual property or other rights of another person, business or organization or that are in any way related to terrorism;

•	sending chain letters or threatening, libelous or harassing messages; and

•	sending, viewing or obtaining pornographic material.

•	We also do not use the internet at a Hydro One workplace or on or through a Hydro One device or system to play games, gamble or to post or send messages under disguised identification.

•	Subject to applicable laws, all information of any kind (including without limitation voice communications and electronic messages) stored or transmitted on Hydro One’s equipment or systems is the property of Hydro One and Hydro One’s equipment and systems and the contents thereof are monitored to support operational, maintenance, auditing, security, and investigative activities. In order to prevent inappropriate use, Hydro One continues to monitor personal use electronic communications. No one using Hydro One’s equipment or systems should assume that their electronic communications, information, computer or other device use is private.

The use of social networking tools, applications and platforms such as Facebook, LinkedIn, Google+, Yahoo! Groups, Twitter, YouTube, Bumble, Tindr, Instagram, online comment sections and reviews and blogs, including outside of working hours, is subject to this Code and all applicable Hydro One policies, including Hydro One’s Social Media Policy. Whether during or outside of working hours, employees must not:

•	post or disclose Confidential Information; or

•	post comments or materials which could harm, or be perceived to harm, Hydro One or its reputation in any way.

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Records and document retention

Records are important to provide evidence of Hydro One’s business activities, decisions, operations and transactions, to meet our business, financial reporting and legal needs. We are all responsible for managing Hydro One records in accordance with Hydro One’s Records Management Program, including Hydro One’s Records Management Policy and Records Management Procedures.

Ethics meter

•	Do I ensure that I retain records in accordance with their applicable retention period?

Intellectual property

All intellectual property which we may produce, develop, make, compose, write, perform or design, whether alone or with others, while employed at Hydro One (whether during or outside of work hours) and in any way relating to Hydro One’s business belongs exclusively to Hydro One. We must disclose all such intellectual property to Hydro One and all rights we may have in such intellectual property are assigned to Hydro One.

“intellectual property” includes ideas, know-how, inventions, designs, discoveries, formulae, improvements, research, trade secrets, patents, copyright works and other intellectual property rights.

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Financial integrity and fraud

Financial responsibility and business expenses

All financial transactions must be properly approved in accordance with Hydro One’s authority approval guidelines and properly recorded in accordance with:

•	Hydro One’s internal control policies and procedures;

•	legal requirements;

•	audit practices; and

•	accounting standards and practices.

Any financial information provided must be accurate, complete, objective, timely and understandable.

We do not maintain undisclosed funds or accounts or “off-the-books” records or use any other device to distort records or reports of Hydro One’s true operating results and financial condition. All cash and bank account and other business transactions are conducted in an appropriate manner which safeguards against bribery, kickbacks, money laundering or other illegality. Falsifying or maintaining inaccurate or incomplete records can result in civil and criminal penalties to Hydro One and the individuals involved.

We must not mislead, manipulate, coerce or fraudulently influence any accountant, including an accountant engaged in the performance of an audit of the financial statements of Hydro One in order to make the financial statements materially misleading.

If we have concerns about the integrity of financial reporting, we report them promptly. Reports may be made to Hydro One’s Chief Ethics Officer, as Confidential Designee, pursuant to Hydro One’s Whistleblower Policy or, alternatively, may be reported anonymously through Mitratech Ethics Hotline (“Mitratech”) using the contact information provided under the heading “Anonymous Reporting”. We must all be familiar with the reporting procedures contained in Hydro One’s Whistleblower Policy.

All expenses incurred while conducting legitimate Hydro One business must be accurately documented, reported, and approved in compliance with Hydro One’s Employee Travel and Expense Policy and any other relevant and applicable policies and procedures.

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Fraudulent activity

Fraud is defined as any intentional dishonest act or omission made for the purpose of personal gain, or to cause a loss to Hydro One. It includes, but is not limited to, acts such as theft, false statements or representations, manipulation, criminal deception and abuse of Hydro One’s property or time. Some examples of fraudulent activity may include, but are not limited to:

•	Falsification or alteration of financial records

•	Deceitful use of corporate credit card

•	Unauthorized use of Hydro One owned or leased vehicles and equipment

•	Reimbursement for non-legitimate expenses

•	Theft of Hydro One assets

•	Theft of electricity

•	Customer billings fraud

•	Cyber fraud

•	Submission of false benefits claims

•	Reimbursement for unworked hours (i.e. time theft) and/or failure to accurately record time/labour

•	Contract bid rigging

•	Corruption and/or accepting bribes or kickbacks from contractors, vendors, suppliers or persons providing services to Hydro One

We take proactive steps to not only deter and detect instances of fraud by Hydro One representatives or any of Hydro One’s customers or business partners, but also to minimize and mitigate the risk of it. Hydro One recognizes the importance of protecting the organization, its operations, its employees and its assets from the consequences of fraudulent activity and is committed to implementing and enforcing a robust Fraud Risk Program. As such, we comply with Hydro One’s Fraud Risk Policy.

If we have concerns about any Hydro One representative or any of Hydro One’s customers or business partners engaging in fraud or in a fraudulent activity, we report our concerns promptly to Hydro One’s Chief Ethics Officer, as Confidential Designee, pursuant to Hydro One’s Whistleblower Policy or anonymously through Mitratech using the contact information provided under the heading “Anonymous Reporting”.

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Managing risk

We appropriately identify and control risks, within the limits of our accountabilities and allocated resources.

“risk” means any possible event that may adversely impact Hydro One’s business objectives, no matter how likely or unlikely. If business objectives relevant to our work are not clear, we should ask our supervisor for help.

Controlling risk does not mean eliminating all risks. Rather, it means taking steps to manage the risks to acceptable levels for Hydro One. If we are concerned that there are situations where risks are not being appropriately controlled by other Hydro One representatives, we will discuss the situation with our supervisor and, if not resolved, we will consult the Ethics Office for direction.

Confidential information

No disclosure of confidential information

We do not disclose Confidential Information to anyone outside Hydro One, including to family and friends, unless it is done in accordance with this Code and all other applicable Hydro One policies and applicable laws. This section applies to information which Hydro One has obtained from a customer or supplier (or a prospective customer or supplier) that Hydro One has agreed to keep confidential.

“Confidential Information” of Hydro One includes trade secrets, intellectual property and any proprietary, sensitive, technical, commercial, strategic, financial, customer, supplier and personal information about customers, suppliers and representatives, in each case, which is not publicly available.

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Our obligation not to disclose Confidential Information continues even after we cease to have an employment or other relationship with Hydro One.

In order to protect Confidential Information of Hydro One, we must:

•	be alert to inadvertent or accidental disclosure of Confidential Information in social conversations, including in public places, at trade conferences, on public transit or airplanes, on mobile devices or in normal business discussions with suppliers and customers;

•	never post, transmit or make available any Confidential Information on or through the internet other than through the use of approved Hydro One equipment and systems (i.e. through the use of Hydro One email addresses or Hydro One intranet portals);

•	never leave Confidential Information or devices that contain Confidential Information, or which are connected to or have specific capability to connect to Hydro One’s systems, unattended in public places, and we must ensure these devices are stored securely when not in use; and

•	promptly report any Confidential Information that we believe has been leaked and any device that is lost or stolen to the General Counsel or Hydro One Security, respectively, so that appropriate steps can be taken by Hydro One.

Permitted disclosure of confidential information

We may only disclose Confidential Information to our colleagues within Hydro One where it is necessary for them to perform their assigned work.

We keep the amount of Confidential Information shared with anyone outside of Hydro One to the minimum required, and we may only disclose Confidential Information outside Hydro One where the disclosure is:

•	required by applicable laws or stock exchange rules or to those having a business relationship with Hydro One for valid business purposes; and

•	in compliance with all applicable Hydro One policies and procedures, including the Corporate Disclosure Policy (if applicable).

The Law Department should be contacted if there is any uncertainty as to whether or not we are permitted to disclose the Confidential Information.

Employee confidential information

We manage all personal information about other representatives of Hydro One in a confidential manner, and we respect the privacy of each other Hydro One representative, including by complying with all applicable privacy legislation and all applicable Hydro One policies and procedures.

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Enterprise Artificial Intelligence (“AI”)

AI systems (including but not limited to AI models and AI agents) pose significant risks if not properly managed. These risks can lead to reputational damage, regulatory breaches, and loss of stakeholder trust. Hydro One representatives and business partners may use AI to enhance productivity, efficiency and creativity provided it is done so in a manner consistent with the provisions of the Enterprise AI Policy. The Enterprise AI Policy and Enterprise AI Guideline can be consulted for more information.

Remember:

•	Never include Hydro One customer, employee, or other information/data that is Hydro One property as AI may retain user input.

•	Review and validate all information that comes out of AI systems as AI can make up facts that are not accurate or are factually wrong.

•	A Data Impact Assessment must be completed when looking to develop an AI system.

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Relationships

Relationships with investors

We disclose Material Information to the public in a timely, factual and accurate manner, in accordance with Hydro One’s Corporate Disclosure Policy. We ensure that all reports and documents that we file with or furnish to securities regulatory authorities in Canada and the United States, and our other public communications, contain disclosure that is full, fair, accurate, timely and understandable. If we are asked by a member of the media, analysts, investors, investment dealers, credit rating agencies or other members of the investment community to give a statement or a presentation, we must explain that we are bound by this Code and Hydro One’s Corporate Disclosure Policy and refer the matter to the Senior Vice President, Corporate Affairs (or the person performing that function) or the Chief Financial & Regulatory Officer.

Relationships with customers

Hydro One is a customer-centric company and we strive to enhance our customer relationships in every transaction. Our promise, ‘Caring in every connection’, is a commitment we have made to our customers about the kind of services and experiences they can consistently expect from us. It defines our identify and reputation.

This means that we:

•	work in a safe, responsible and efficient manner when on the property of a customer or other third party;

•	act as an ambassador of Hydro One by acting in a professional and empathetic manner when interacting with customers and by responding promptly and courteously to customer enquiries and requests;

•	keep commitments to customers by following up through completion when resolving a customer’s enquiry or request and by working to prevent a recurrence;

•	reasonably restore a customer or other third party’s property when work is completed;

•	do not discriminate against or provide undue preferential treatment to any customer;

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•	seek customers’ views on issues affecting them, consider their views, and give them feedback where possible;

•	give customers the information they need to make informed choices and ensure they receive truthful information about our products and services; and

•	respect customers’ privacy and diversity.

Fair competition

We obey the applicable laws governing competition, not conspiring with anyone to lessen competition. We do not engage in anti-competitive practices or illegal activities such as price-fixing, bid-rigging, and kickbacks. We ensure all procurement policies, procedures and required processes are followed. We comply with Hydro One’s Anti-Bribery and Anti-Corruption Policy.

We gather information about competitors in a lawful manner. We do not, directly or indirectly, misrepresent ourselves, use a third party or offer bribes or gifts to solicit proprietary information about competitors.

Use of intellectual property belonging to others

We do not knowingly use intellectual property belonging to another person, business or organization without their consent, a license or other legal right to use that intellectual property, nor do we copy or permit others to copy any software under license to Hydro One other than in accordance with the applicable license.

Political participation

As private citizens, we may take part in the democratic process at any level, including campaigning in elections, during non-working hours. Prior approval is required if we need a leave of absence to participate, and our participation must be kept strictly separate from our association with Hydro One. All such leaves of absence will be without pay.

Hydro One does not make donations (financial or otherwise) to political parties, elected representatives, or candidates for election at any time. We do not, directly or indirectly put pressure on colleagues, customers or suppliers to donate time or money to any political party, candidate or political cause.

Conduct of business outside of Canada

We apply this Code to all of our operations, international as well as domestic, and understand that this Code must be complied with in all circumstances even if conventional practice is different in foreign jurisdictions. We strive to comply with both the letter and spirit of domestic and foreign legal requirements as they apply to our business activities. We also adhere to standards no less onerous than provided by Canadian law concerning the conduct of business in foreign countries.

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Dealing with public officials

All of our dealings on behalf of Hydro One with public officials are to be conducted in a transparent manner that does not compromise the integrity or harm the reputation of Hydro One or its representatives or any public official.

We comply with all anti-bribery and anti-corruption legislation, both Canadian and foreign, which may apply to our operations anywhere in the world. Further, even if permitted by applicable legislation or if customary in a jurisdiction, the making of “facilitation payments” of any size to foreign public officials to secure a routine business service or have routine administrative actions performed is prohibited. These restrictions apply to any:

•	direct disbursement of Hydro One funds;

•	other benefits or contributions directly from Hydro One; and

•	funds, benefits or contributions made by us personally or though agents, consultants, contractors, business partners or other third parties.

“Public official” includes any:

•	official or employee of a government or of a department, organization, agency or instrumentality of a government;

•	official who holds a legislative or judicial position;

•	official of a public international organization;

•	political party or official of a political party;

•	candidate for political office; and

•	person or firm acting for or on behalf of any of the above.

As laws, rules and regulations and policies and directives of regulators can significantly affect Hydro One’s business or operations, from time to time Hydro One may wish to communicate with public officials respecting new laws, rules, regulations, policies and directives, or otherwise seek to participate in the policy-making process. We only do so in compliance with all applicable requirements regarding lobbying activities and with the prior approval of the Ethics Office. Similarly, prior approval of the Ethics Office is required before Hydro One or any representative may accept any request to be appointed to an advisory or study group established by any legislative or regulatory body or which otherwise involves public officials.

Since Hydro One is in a regulated business and is often in contact with regulators about its business and operations, all Hydro One representatives and business partners responsible for contacts with such public officials must be familiar with and comply with the laws, rules and regulations established by the regulator for such communications, including conflict-of-interest rules applicable to representatives of the regulator.

We must also consult with the Ethics Office prior to hiring a current or former public official because applicable laws restrict Hydro One’s ability to engage former public officials as a representative of Hydro One. We will not hire any such official if they participated in a matter reasonably regarded as involving Hydro One’s interests if that matter is still ongoing.

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Investigations

Hydro One’s policy is to cooperate with any appropriate governmental or regulatory investigation. A condition of such cooperation, however, is that Hydro One be adequately represented in such investigations by its own legal counsel. This means that, any time we receive information about a new government, regulatory or other investigation or inquiry, including any written or oral request for information, this information must be communicated immediately, and before any action is taken or promised, to the Law Department.

We also cooperate with all internal and external Hydro One investigations, including investigations conducted by the Chief Ethics Officer, as Confidential Designee, pursuant to Hydro One’s Whistleblower Policy. The Chief Ethics Officer is responsible for assessing and evaluating reports and for conducting investigations. Any decision regarding whether an investigation will occur, and how it will be conducted, rests solely at the discretion of the Chief Ethics Officer; no individual or group may influence or dictate this process. Investigations at the Chief Ethics Officer’s discretion will be conducted in accordance with Section 5.0 of the Whistleblower Policy.

If requested, we will afford full, free and unrestricted access to all of Hydro One’s operations, records, facilities and personnel to any external or internal investigators engaged by Hydro One and will take appropriate measures to keep information obtained during the investigation process confidential. Unless otherwise advised by our supervisor or the boards of directors of Hydro One Limited or Hydro One Inc, we will keep confidential the fact that an internal investigation is being conducted.

We must never, under any circumstances:

•

destroy or alter any of Hydro One’s documents or records in anticipation of a request for those documents from any government agency or a court or in connection with any internal Hydro One investigation;

•

lie or make any misleading statements to any governmental investigator (including routine as well as non-routine investigations) or investigator participating in any internal Hydro One investigation; or

•

attempt to cause Hydro One, any representative, business partner or any other person, to fail to provide information to any government investigator or to any investigator participating in any internal Hydro One investigation, or to provide any false or misleading information.

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Finality to the investigation process

It is important for all parties involved in an investigation to have finality and closure to the process. Duplicative investigations result in unnecessary cost, duplicative efforts and prevent all parties from moving forward. Repeated or persistent requests to reinvestigate a matter after an investigation has concluded may be a violation of this Code and may result in disciplinary action in appropriate circumstances.

Compliance and reporting

Upholding Hydro One’s well-earned reputation as an ethical and credible company is a commitment we all share. All of us are expected to uphold our core values and to otherwise comply with this Code, including reporting any violation or potential or suspected violation of this Code promptly, truthfully and in good faith. If we fail to report a violation we know has occurred, then we also will have violated this Code.

Representatives and business partners should never have any fears about raising concerns truthfully and in good faith based on their reasonable beliefs, even if they are later found to be mistaken. Speaking up is a behaviour to be encouraged. However, Hydro One believes it is also important to make sure that representatives and business partners are protected from accusations that are frivolous or malicious, such as allegations made in bad faith or to pursue a personal grudge, and if we make any such accusations we will have violated this Code.

No reprisals

Hydro One will not permit any form of reprisals (including discharge, demotion, suspension, threats, harassment or any other form of discrimination) by any person or group, directly or indirectly, against a representative or business partner who has truthfully and in good faith:

•	reported actual, potential or suspected violations of this Code and/or any Hydro One Policy or Procedure;

•

lawfully provided information or assistance in an investigation regarding any conduct which the representative or business partner reasonably believes constitutes a violation of applicable law, including securities laws or applicable federal laws relating to fraud against Hydro One’s securityholders;

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•	filed, caused to be filed, testified, participated in or otherwise assisted in a proceeding related to a violation of applicable securities laws or applicable federal laws relating to fraud against Hydro One’s securityholders;

•	provided a law enforcement officer with truthful information regarding the commission or possible commission of an offense, unless the individual reporting is one of the violators; or

•	provided assistance to the Chief Ethics Officer, as Confidential Designee, the Audit Committee, management or any other person or group in the investigation of a report made pursuant to Hydro One’s Whistleblower Policy.

Any retaliation against a representative or business partner who has, truthfully and in good faith, made such a report or taken such an action is subject to disciplinary action, which may include dismissal.

Anonymous reporting

Any actual, potential or suspected violation of this Code can be reported anonymously to the Chief Ethics Officer, as Confidential Designee, in accordance with Hydro One’s Whistleblower Policy, including by mail addressed to “The Audit Committee of the Board of Directors of Hydro One Limited, c/o the Chief Ethics Officer” at 483 Bay St., 8th Floor, South Tower, Toronto, Ontario, M5G 2P5 and marked “confidential” or by email to CorporateEthicsOffice@HydroOne.com.

Alternatively, reports can be submitted anonymously to Mitratech Ethics Hotline (“Mitratech”) by:
Telephone: 1-866-921-4491;
Internet: clearviewconnects.com; or
Confidential Mail PO Box 11017, Toronto, Ontario, M1E 1N0.

Reports can be made to Mitratech 24 hours a day, 7 days a week, 365 days a year.

Choosing to include personal information in a report to Mitratech means you have consented to the collection of that personal information by Hydro One, and the information will be sent to Hydro One.

All reports should include as much detail as possible, including dates, individuals or witnesses involved and any supporting material or evidence that may be relevant to the matter being reported. Hydro One encourages reporting concerns in good faith. While anonymous reports are accepted, there may be investigation limitations if the report lacks sufficient and necessary details. If the information provided does not allow for a thorough review, Hydro One may be unable to fully investigate the matter.

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Amendment and interpretation; waivers

Hydro One retains sole discretion in interpreting and applying this Code. Any determination by Hydro One arising from an investigation into a violation or potential or suspected violation of this Code or decision involving a request for a waiver of this Code shall be final and determinative. Determinations under this Code may be reconsidered in limited circumstances, for example where required by applicable law or where material new information arises not available at the time of the decision.

This Code may also be updated, modified, or withdrawn by Hydro One at any time in its sole discretion. This Code, together with any amendments, will be generally disclosed to the public in accordance with all applicable securities laws and stock exchange rules.

Any waivers from this Code for the benefit of:

•	executive officers or directors of Hydro One Limited and Hydro One Inc - will only be made in exceptional circumstances, may only be granted by the applicable board of directors and will be generally disclosed to the public in accordance with all applicable securities laws and stock exchange rules; or

•	other representatives - must be made in writing by their supervisor, or if there is no supervisor or the supervisor is unsure whether or not a waiver is appropriate, then the Chief Ethics Officer should be consulted.

Approved by the Board on February 13, 2026

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Code of Business Conduct